08040774

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2007

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Tax Deferred Savings Plan for Wage Employees prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Tax Deferred Savings Plan for Wage Employees:

We have audited the accompanying statements of net assets available for benefits of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan") as of October 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended October 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended October 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of October 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2008

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF OCTOBER 31, 2007 AND 2006 (IN THOUSANDS)

ASSETS:	2007	2006
NONINTEREST-BEARING CASH	$ -	$ 391
PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE:		
Blended Interest Fund	160,905	165,320
Deere & Company Common Stock Fund	147,163	84,494
Fidelity Intermediate Bond Commingled Pool	5,548	4,661
Fidelity Mutual Funds	325,138	275,223
Fidelity BrokerageLink Accounts	27,039	22,723
Loans to participants	8,584	7,828
Total investments	674,377	560,249
RECEIVABLES:		
Due from broker	25,309	-
Accrued income and other receivables	3,027	531
Total receivables	28,336	531
TOTAL ASSETS	702,713	561,171
LIABILITIES:		
Due to broker	25,414	854
Other liabilities	1,039	480
	26,453	1,334
NET ASSETS AVAILABLE FOR BENEFITS - AT FAIR VALUE	676,260	559,837
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	331	1,787
NET ASSETS AVAILABLE FOR BENEFITS	$ 676,591	$ 561,624

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2007 (IN THOUSANDS)

ADDITIONS:	
CONTRIBUTIONS:	
Participant	$ 34,954
Employer	2,337
Total contributions	37,291
INVESTMENT INCOME:	
Net appreciation in fair value of investments	109,617
Interest and dividends	27,244
Net investment income	136,861
TOTAL ADDITIONS	174,152
DEDUCTIONS:	
Benefits paid to participants	58,255
Net transfers to affiliate plans	930
TOTAL DEDUCTIONS	59,185
INCREASE IN NET ASSETS	114,967
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	561,624
End of year	$ 676,591

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS AS OF OCTOBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED OCTOBER 31, 2007

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established September 1, 1987 by Deere & Company (the "Company") for certain eligible employees of the Company and its participating subsidiaries. The purpose of the Plan is to provide employees with a tax deferred method of savings and investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are primarily paid by the Company. The Company is the administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts ("Fidelity"), is the Plan trustee, investment manager, and recordkeeper.

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 50 percent of compensation with additional catch-up contributions, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period. Effective March 1, 2007, the Plan accepts Roth elective deferrals made on behalf of eligible participants, which are allocated to a separate account source.

The Company provides a matching contribution to employees hired after October 1, 1997 generally equal to 25 percent (30 percent for John Deere Horicon Works) of the employee's contributions up to six percent of eligible compensation. Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in funds as specified by the participants. Monies may be held and invested by Fidelity in a Fidelity Freedom Fund closest to the employee's 65th birthday until designated investments have been purchased.

All contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC, with the exception of Roth elective deferrals, which are made on an after tax basis.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated net earnings. The Company matching contributions and allocated earnings or losses are vested after a participant has three years of service with the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2007 and 2006, forfeited nonvested accounts totaled $58,777 and $45,366, respectively. These accounts will be used to reduce future employer contributions. During the year ended October 31, 2007, employer contributions were reduced by $5,000 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds, which include the following as of October 31, 2007:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Fidelity Intermediate Bond Commingled Pool
- Any of 27 Fidelity Mutual Funds

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 mutual funds from approximately 200 fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock.

Loans – Employees who participate in the plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of a loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). Loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment for actively employed participants is intended to be made via payroll deductions. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is greater, will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of his account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer this distribution up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump-sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, a common collective trust, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value, except for participant loans as noted below.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

On November 14, 2007, a special meeting of stockholders was held authorizing a two-for-one stock split effected in the form of a 100 percent stock dividend to holders of record on November 26, 2007, distributed on December 3, 2007. All share data has been adjusted to reflect the effect of the stock split for all periods presented.

The Deere & Company Common Stock Fund is maintained on a unit value basis. This basis did not change as a result of the two-for-one stock split. Each unit outstanding represents twice the number of shares represented prior to the stock split. The number of units and related net asset value per unit as of October 31, 2007 and 2006 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2007	1,321,014	$ 111.40
October 31, 2006	1,365,251	61.89

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

The Blended Interest Fund – The Blended Interest Fund is a stable value investment option to participants that includes several synthetic guaranteed investment contracts ("GIC's") which simulate the performance of guaranteed investment contracts through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC's include underlying assets which are held in a trust owned by the Plan and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase Bank, Rabobank Nederland, State Street Bank and Trust Company, and AIG Financial Products Corp. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as Plan termination or a plan merger initiated by the plan sponsor, may limit the ability of the plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2007	2006
Average yields of the Blended Interest Fund:		
Based on annualized earnings (1)	4.94 %	4.64 %
Based on interest rate credited to participants (2)	4.66	4.39

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investment on the same date.

The underlying assets of the GIC's are stated at fair value. Fair value of the underlying investments is determined by the issuers of the synthetic GIC's based on quoted market prices and a fair value estimate of the wrapper contracts. Fair market value of the wrappers is estimated by converting the basis points assigned to the wrap fees into dollars.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of funds comprising the account.

Participant Loans – Loans to participants are stated at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Net Transfers to Affiliate Plans – Transfers represent net assets transferred from the Plan during 2007 to the John Deere Savings and Investment Plan for participants who became participants in that plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2007 and 2006.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement.

Adoption of New Accounting Guidance – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at October 31, 2006.

3. INVESTMENTS

The Plan's investments that represented 5% or more of net assets available for benefits as of October 31, 2007 and 2006 are as follows (dollars in thousands):

	2007	2007 Percent of Net Assets	2006	2006 Percent of Net Assets
Deere & Company Common Stock Fund*	$ 147,163	22 %	$ 84,494	15 %
Fidelity Magellan Fund*	54,565	8	49,605	9
Spartan U.S. Equity Index Advantge Fund*	49,911	7	49,505	9
Fidelity Puritan Fund*	36,051	5	32,782	6
Fidelity Growth Company Fund*	35,002	5	30,199	5

* Represents a party-in-interest to the Plan.

During the year ended October 31, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $109,617 as follows (in thousands):

	Appreciated/ (Depreciated)
Deere & Company Common Stock Fund*	$ 65,768
Fidelity Puritan Fund*	914
Fidelity Magellan Fund*	7,405
Fidelity Equity Income Fund*	754
Fidelity Growth Company Fund*	8,708
Fidelity OTC Portfolio Fund*	5,954
Fidelity Overseas Equity Fund*	4,355
Fidelity Asset Manager 50% Fund*	144
Fidelity Asset Manager 70% Fund*	834
Fidelity Asset Manager 20% Fund*	(54)
Fidelity Diversified International Fund*	2,635
Fidelity Small Cap Independent Fund*	1,362
Fidelity Asset Manager 85% Fund*	18
Fidelity Freedom Income Fund*	7
Fidelity Freedom 2000*	4
Fidelity Freedom 2010*	223
Fidelity Freedom 2020*	326
Fidelity Freedom 2030*	288
Fidelity Freedom 2040*	275
Fidelity Freedom 2005*	29
Fidelity Freedom 2015*	156
Fidelity Freedom 2025*	178
Fidelity Freedom 2035*	196
Fidelity Freedom 2045*	27
Fidelity Freedom 2050*	15
Spartan U.S. Equity Index Advantage Fund*	5,970
Fidelity BrokerageLink Accounts*	2,879
Fidelity Intermediate Bond Commingled Pool*	247
	$ 109,617

* Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist only of mutual funds.

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 1,900,077 and 1,985,090 shares (post two-for-one stock split on December 3, 2007, see Note 2) of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $53 million and approximately $43 million at October 31, 2007 and 2006, respectively. During the year ended October 31, 2007, the Plan recorded dividend income of approximately $2 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

5. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	2007	2006
Statement of net assets available for benefits:		
Blended Interest Fund, at fair value	$160,905	$165,320
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	331	1,787
Blended Interest Fund per the Form 5500, at contract value	$161,236	$167,107

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BLENDED INTEREST FUND:		
ABCMT 07-A2 A2 5% 3/13	825,000	$ 825
ABCMT 2006-A3 A3 5.3 5/12	1,000,000	1,009
ABSHE 03-HE6 M1 1ML+65 11/33	105,000	103
ABSHE 04-HE3 M1 1ML+54 6/34	50,000	48
ACE 02-HE1 M1 1ML+65 6/32	41,419	40
ACE 03-HE1 M1 1ML+65 11/33	51,837	50
ACE 03-HS1 M1 1ML+75 6/33	10,567	10
ACE 03-NC1 M1 1ML+78 7/33	50,000	49
ACE 04-FM1 M1 1ML+60 9/33	36,282	35
ACE 05-SD1 A1 1ML+40 11/50	13,124	13
AESOP 05-1A A1 3.95% 4/08	200,000	199
AGFC SR MTN 4.625 5/15/09	285,000	282
AMCAR 04-CA A4 3.61% 5/11	57,821	57
AMCAR 04-DF A4 3.43 7/11	185,467	183
AMCAR 05-CF A4 4.63 6/12	370,000	367
AMCAR 06-1 B 5.2 3/11	20,000	20
AMCAR 06-BG A3 5.21 10/11	95,000	96
AMCAR 06-BG A4 5.21% 9/13	192,510	194
AMCAR 07-DF A-3A 5.49 7/12	300,000	300
AMCAR 2007-CM A3A 5.42 5/12	415,000	419
AMSI 04-R2 M1 1ML+43 4/34	35,000	34
AMSI 04-R2 M2 1ML+48 4/34	25,000	24
APART 07-1 B 5.35% 3/11	70,000	70
APART 07-2M A3A 5.22 4/10	145,000	145
ARGF 05-2A A1 4.54% 5/09	310,000	309
ARMT 04-2 7A3 1ML+40 2/35	21,625	22
BACM 00-2 A2 7.1975 9/32	95,000	99
BACM 04-2 A2 3.52% 11/38	315,967	311
BACM 04-4 A3 4.128% 7/42	165,000	163
BACM 04-5 XP CSTR 11/41	2,050,833	32
BACM 04-6 XP CSTR 12/42	1,532,439	23
BACM 05-1 A2 4.64% 11/42	224,242	224
BACM 05-3 A2 CSTR 7/43	360,000	354
BACM 05-3 XP CSTR 7/43	3,649,246	53
BACM 05-4 A1 4.432 7/45	142,013	141
BACM 05-4 XP CSTR 7/45	2,067,285	16
BACM 05-5 A1 4.716 8/10	217,960	216

(Continued)

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BACM 05-6 A1 5.001 9/47	136,526	136
BACM 06-5 A1 5.185% 7/11	82,258	82
BACM 06-6 XP CSTR 10/45	4,460,541	87
BACM 07-2 A1 5.421% 1/12	129,691	130
BACM 2003-2 A2 4.342 3/41	320,000	316
BACM 2006-4 A1 CSTR 5/11	49,292	49
BACM 2006-4 XP CSTR 7/46	7,256,288	140
BACM 2006-5 XP .832% 9/47	2,739,074	75
BACM 2007-3 A1 CSTR 6/49	168,396	171
BANK OF NEW YORK 4.95 1/11	175,000	175
BANKAMER 7.8 2/15/10 GLBL	395,000	419
BAYC 04-2 A 1ML+43 8/34	85,252	85
BAYC 04-3 A1 1ML+37 1/35	108,445	108
BAYC 04-3 A2 1ML+42 1/35	27,111	27
BAYC 04-3 M1 1ML+50 1/35	27,111	28
BAYERISCHE LAND 5.65 2/01	455,000	459
BOAMS 04-J 2A1 CSTR 11/34	97,879	97
BOAMS 05-E 2A7 CSTR 6/35	180,000	176
BOAMS 05-J 2A4 12ML 11/35	580,000	573
BOIT 04-A6 A6 3.94 4/16/12	530,000	523
BOIT 04-B2 B2 4.37% 4/12	300,000	296
BRHEA 06-A A2R 5.03 12/41	700,000	701
BSABS 04-BO1 M2 1ML+75 9/34	95,000	88
BSARM 05-6 1A1 CSTR 8/35	256,771	257
BSCMS 03-T12 X2 CSTR 8/39	610,344	9
BSCMS 04-ESA A3 4.741 5/16	195,000	196
BSCMS 04-ESA C 4.937 5/16	250,000	251
BSCMS 04-ESA D 4.986 5/16	35,000	35
BSCMS 04-ESA E 5.064 5/16	470,000	473
BSCMS 04-PWR5 A2 4.254 7/42	160,000	158
BSCMS 04-PWR5 X2 CSTR 7/42	1,088,818	31
BSCMS 04-PWR6 X2 CSTR 11/41	918,423	21
BSCMS 04-T16 A3 4.03 2/46	375,000	369
BSCMS 04-T16 X2 CSTR 2/46	733,435	20
BSCMS 05-PWR9 A1 4.498 9/42	230,344	228
BSCMS 05-PWR9 X2 CSTR 9/42	5,737,894	93
BSCMS 05-T20 A1 4.94 10/42	233,812	233
BSCMS 06-PW13 A1 5.294 09/41	319,670	320
BSCMS 06-PW13 X2 CSTR 9/41	2,373,712	50
BSCMS 07-PW15 A1 5.016 2/44	113,584	113

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BSCMS 07-PW16 A1 5.593 6/40	262,134	265
BSCMS 07-T26 A1 CSTR 1/45	242,593	242
BSCMS 07-T26 X2 CSTR 1/12	7,565,000	63
BSCMS 2006-T24 X2 CSTR 10/41	2,447,251	50
BSCMS 2007-PW15 X2 CSTR 2/44	8,385,000	158
CARAT 07-3 A4 5.21 3/14	200,000	201
CARAT 07-SN1 B 5.52 3/15/11	65,000	65
CARAT 2006-SN1A A4A 5.32 3/10	290,000	291
CARAT 2006-SN1A B 5.5 4/10	25,000	25
CCCIT 05-B1 B1 4.4 9/10	385,000	383
CCCIT 06-B2 B2 5.15% 3/11	370,000	370
CCCIT 07-A5 A5 5.5% 6/12	945,000	958
CCCIT 07-B2 B2 5% 4/12	540,000	538
CD 06-CD2 A1 5.3020 1/46	232,957	233
CD 06-CD3 XP CSTR 10/48	8,186,159	174
CD 2007-CD4 A1 4.977 12/4	184,091	183
CDCMC 03-HE3 M1 1ML+70 11/33	61,194	56
CFAT 2006-A A4 5.62% 8/11	485,000	485
CGCMT 04-C2 XP CSTR 10/41	898,377	26
CGCMT 05-EMG A2 4.2211 9/51	115,000	113
CGCMT 2007-C6 A1 CSTR 12/49	282,221	285
CHAIT 05-B2 B2 4.52 12/10	1,590,000	1,581
CHAIT 07-A15 A 4.96% 9/12	760,000	761
CHASE 07-A2 3A1 CSTR 7/37	446,752	442
CITEC 05-VT1 A4 4.36 11/12	55,000	55
CITEC 06-VT1 A3 5.13 12/08	393,382	394
CITEC 06-VT2 A4 5.05 4/20/14	315,000	311
CITIGROUP 6.5% 1/18/11	235,000	245
CMAC 98-C2 B CSTR 9/30	405,000	407
CMAT 99-C1 A3 6.64 1/32	76,805	78
CNH 05-A A4B 4.29% 6/12	155,000	154
CNH 05-B A3 4.27 1/10	191,016	191
COAFT 05-BSS B 4.32 5/10	165,000	165
COAFT 05-C A4A 4.71 6/12	500,000	499
COMET 04-B6 B6 4.155 7/12	280,000	276
COMET 07-B3 B3 5.05% 3/13	855,000	852
COMET 07-B5 B5 5.4% 5/13	405,000	408
COMET 2006-A6 A6 5.3 2/14	205,000	208
COMM 01-J2A A1 5.447 7/34	401,381	404
COMM 04-LB4A XP CSTR 10/37	2,610,529	53

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
COMM 05-C6 A2 CSTR 6/44	320,000	319
COMM 05-C6 XP CSTR 6/44	4,098,017	26
COMM 05-LP5 A2 4.63 5/43	378,453	374
COMM 05-LP5 XP CSTR 5/43	1,959,421	21
COMM 06-C8 A1 5.11% 12/46	183,661	183
COMM 06-C8 XP CSTR 12/46	10,513,998	239
COMM 06-CN2A A2FX 5.449 2/19	200,000	201
COMM 99-1 A2 6.455 5/32	451,185	453
COPAR 05-1 B 4.58 8/15/12	235,000	233
COPAR 06-2 A4 4.94% 7/12	210,000	211
CPS 06-A 1A2 5.22 1/10	11,933	12
CPS 06-C A3 5.14% 1/11	90,000	90
CPS 06-D A3 5.157% 05/11	275,000	276
CPS 06-D A4 5.115% 08/13	345,000	336
CPS 07-B A3 5.47% 11/11	155,000	153
CPS 2006-B A3 5.73% 6/16	155,000	156
CPS 2006-B A4 5.81% 6/15	180,000	182
CPS 2007-C A3 5.45 5 144A 5/12	110,000	110
CSFB 03-C4 A3 CSTR 8/36	160,000	158
CSFB 03-C5 A3 4.429 12/36	280,000	276
CSFB 04-C1 A3 4.321 1/37	140,000	137
CSFB 04-C3 ASP CSTR 7/36	3,039,202	52
CSFB 04-C4 ASP CSTR 10/39	1,006,135	30
CSFB 05-C1 ASP CSTR 2/38	2,185,644	26
CSFB 05-C2 ASP CSTR 4/37	1,773,418	35
CSFB 2002-CP5 A1 4.106 12/35	142,286	139
CSFB 2004-C1 A2 3.516 1/37	339,776	335
CSMC 06-C4 ASP CSTR 9/39	12,086,804	335
CSMC 06-C5 ASP CSTR 12/39	6,465,000	200
CSMC 07-C1 A1 5.227 2/40	82,442	82
CSMC 07-C1 ASP CSTR 2/40	10,875,000	226
CSMC 07-C2 A1 5.237 1/49	65,799	66
CSMC 07-C3 A1 CSTR 6/39	76,781	77
CTCDO 04-1A A2 1ML+45 7/39	80,000	79
CWCI 07-C2 A1 CSTR 9/11	100,692	100
CWHL 02-25 2A1 5.5 11/17	58,384	58
CWHL 05-HYB3 2A6B CSTR 6/35	105,000	103
CWL 04-3 M1 1ML+50 6/34	50,000	48
DBS BK 5.125/VAR 5/1 144A 5/17	300,000	295
DEUTSCHE BK AG MTN 5 10/10	1,200,000	1,198

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
DLJCM 99-CG1 A1B 6.46 3/3/10	257,754	261
DRIVE 06-2 A-3 5.33% 4/14	305,000	308
DRT 00-1A A2 6.971% 3/10	135,338	137
DRVT 2006-A A3 5.501 11/11	205,000	204
DRVT 2006-B A2 5.32% 3/10	227,943	228
DRVT 2006-B A3 5.23% 8/12	210,000	209
DTAOT 07-A A3 XCLA 5.60 3/13	295,000	295
FHASI 04-FL1 2A1 6ML+30 12/34	14,349	14
FHLG 7.00 11/11 #E20271 11/11	92,311	95
FHLM 4.75% 1/18/11	14,974,000	15,116
FHLM ARM 3.94 3/34 1B1568	136,011	134
FHLM ARM 4.22 2/35 1B2747	165,968	163
FHLM ARM 4.232 1/3 782988	56,319	56
FHLM ARM 4.28 3/34 781344	129,631	128
FHLM ARM 4.30 11/3 782877	94,960	94
FHLM ARM 4.307 3/3 783067	23,584	24
FHLM ARM 4.314 12/ 1B2670	29,923	29
FHLM ARM 4.37 3/35 1G0125	34,838	34
FHLM ARM 4.40 8/35 1L1225	436,231	433
FHLM ARM 4.401 2/3 1G0103	74,034	73
FHLM ARM 4.434 2/3 783032	41,111	41
FHLM ARM 4.441 2/3 781229	23,805	24
FHLM ARM 4.444 3/3 1G0133	18,155	18
FHLM ARM 4.497 6/3 1B2907	54,751	55
FHLM ARM 4.504 3/3 1G0145	31,154	31
FHLM ARM 4.55 2/35 1G0068	34,835	34
FHLM ARM 4.60 2/35 783028	91,169	90
FHLM ARM 4.63 3/35 1B2811	107,296	106
FHLM ARM 4.68 1/36 847584	47,640	47
FHLM ARM 4.83 11/3 1Q0166	142,541	142
FHLM ARM 4.889 3/3 847126	7,364	7
FHLM ARM 4.93 9/35 1K1215	102,380	102
FHLM ARM 4.941 11/ 1J1228	107,313	107
FHLM ARM 5.034 4/3 1N0002	99,690	100
FHLM ARM 5.084 8/3 1J0005	38,433	38
FHLM ARM 5.15 8/36 1B7241	77,928	78
FHLM ARM 5.26 1/36 1J1274	94,930	95
FHLM ARM 5.34 6/35 1L0097	72,298	72
FHLM ARM 5.37 12/3 1N0106	109,449	110
FHLM ARM 5.47 5/36 1N0162	162,555	163

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FHLM ARM 5.58 5/36 1H2618	239,841	241
FHLM ARM 5.62 1/36 1G1820	175,706	176
FHLM ARM 5.62 12/3 1N0117	153,101	154
FHLM ARM 5.775 1/3 1N1446	143,208	145
FHLM ARM 5.78 10/3 1N0063	31,264	31
FHLM ARM 5.85 1/36 1G1803	225,613	228
FHLM ARM 5.88 4/36 1J1279	179,783	182
FHLM ARM 5.885 6/3 1L1275	34,667	35
FHLM ARM 6.07 6/36 1G2424	65,947	67
FHLM ARM 6.17 2/36 1N0126	257,519	261
FHLT 05-A M1 1ML+43 1/35	50,000	46
FHR 2382 MB 6% 11/16	185,673	189
FHR 2590 NT 5% 4/16	210,000	209
FHR 2626 NA 5 6/23	192,289	192
FHR 2635 DG 4.5% 1/18	459,238	450
FHR 2677 LC 4.5 6/15	160,000	159
FHR 2702 AB 4.5% 7/27	660,000	651
FHR 2780 A 4% 12/14	394,843	387
FHR 2786 GA 4 8/17	178,778	174
FHR 2809 UA 4 12/14	67,774	67
FHR 2885 PC 4.5 3/18	225,000	221
FHR 2901 UM 4.5% 1/30	558,423	550
FHR 3077 GA 4.5% 8/19	287,551	283
FIAOT 06A A3 4.93 2/15/11	102,922	103
FLEETBOSTON FIN 7.375 12/09	235,000	245
FNMA 4.00 9/18 #254919	296,222	281
FNMA 6.00 1/18 #555303	596,737	611
FNMA 6.00 10/16 #611923	3,455	4
FNMA 6.00 4/16 #573453	13,466	14
FNMA 6.00 9/16 #602893	5,190	5
FNMA 6.50 2/17 #545449	97,953	101
FNMA 6.50 5/17 #641261	117,525	120
FNMA 6.50 6/14 #323794	323,721	331
FNMA 7.00 11/14 #535006	139,465	145
FNMA 7.00 2/16 #619196	16,093	17
FNMA 7.00 3/15 #535200	87,454	91
FNMA 7.00 4/16 #535879	6,781	7
FNMA 4.75% 3/12/10	1,460,000	1,473
FNMA ARM 3.750 1/3 761058	20,674	21
FNMA ARM 3.752 10/ 755148	19,510	19

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 3.753 10/ 746320	12,239	12
FNMA ARM 3.791 6/3 783545	81,785	81
FNMA ARM 3.826 10/ 763199	200,002	200
FNMA ARM 3.828 4/3 688969	42,059	42
FNMA ARM 3.836 6/3 723760	10,297	10
FNMA ARM 3.854 10/ 879906	420,582	420
FNMA ARM 3.878 6/3 723633	65,621	66
FNMA ARM 3.941 6/3 745335	133,941	132
FNMA ARM 3.984 5/3 703915	9,269	9
FNMA ARM 4.055 10/ 749296	13,290	13
FNMA ARM 4.079 4/3 708221	4,245	4
FNMA ARM 4.115 2/3 735343	10,253	10
FNMA ARM 4.118 1/3 807221	28,048	28
FNMA ARM 4.155 7/3 747270	71,993	71
FNMA ARM 4.202 1/3 797418	32,568	32
FNMA ARM 4.25 2/34 765660	17,156	17
FNMA ARM 4.25 2/35 255658	16,090	16
FNMA ARM 4.250 1/3 765659	22,715	23
FNMA ARM 4.292 3/3 701296	17,003	17
FNMA ARM 4.293 3/3 815586	13,258	13
FNMA ARM 4.294 1/3 759264	15,869	16
FNMA ARM 4.30 1/34 766886	111,844	111
FNMA ARM 4.30 11/3 725966	128,700	127
FNMA ARM 4.302 1/3 827592	12,703	13
FNMA ARM 4.305 8/3 555696	25,958	26
FNMA ARM 4.318 3/3 694530	10,471	10
FNMA ARM 4.319 5/3 735538	16,400	16
FNMA ARM 4.321 2/3 773246	121,278	120
FNMA ARM 4.351 1/3 783580	17,489	17
FNMA ARM 4.351 6/3 720921	6,734	7
FNMA ARM 4.358 10/ 754672	6,488	6
FNMA ARM 4.368 2/3 769940	35,168	35
FNMA ARM 4.372 4/3 820407	11,159	11
FNMA ARM 4.38 3/35 773264	64,340	64
FNMA ARM 4.38 7/33 555702	98,418	97
FNMA ARM 4.4 2/35 #783588	33,069	33
FNMA ARM 4.402 10/ 735934	147,881	148
FNMA ARM 4.409 10/ 725968	100,504	100
FNMA ARM 4.409 5/3 829985	44,343	44
FNMA ARM 4.428 7/3 555923	89,179	89

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.455 3/3 773281	18,154	18
FNMA ARM 4.493 8/3 735360	48,306	48
FNMA ARM 4.499 3/3 783587	51,799	51
FNMA ARM 4.5 2/35 #809429	181,602	180
FNMA ARM 4.51 7/34 780280	75,096	75
FNMA ARM 4.520 8/3 829603	28,925	29
FNMA ARM 4.53 3/35 735448	54,186	54
FNMA ARM 4.555 7/3 832099	57,566	58
FNMA ARM 4.56 5/35 888115	301,239	299
FNMA ARM 4.57 2/35 811803	9,366	9
FNMA ARM 4.57 6/33 712321	35,200	35
FNMA ARM 4.573 2/3 816591	83,111	84
FNMA ARM 4.575 7/3 822002	44,710	45
FNMA ARM 4.587 2/3 735355	246,107	244
FNMA ARM 4.597 6/3 821487	54,316	54
FNMA ARM 4.62 2/35 735433	71,333	71
FNMA ARM 4.625 2/3 809931	46,809	46
FNMA ARM 4.639 2/3 816599	7,376	7
FNMA ARM 4.64 9/35 745773	94,962	95
FNMA ARM 4.653 3/3 816322	5,048	5
FNMA ARM 4.66 7/35 735942	91,868	91
FNMA ARM 4.67 11/3 799727	49,065	49
FNMA ARM 4.694 11/ 813184	55,919	56
FNMA ARM 4.71 8/35 834548	581,543	579
FNMA ARM 4.725 3/3 820598	110,937	112
FNMA ARM 4.74 10/3 794794	62,058	62
FNMA ARM 4.748 7/3 793028	44,863	45
FNMA ARM 4.75 5/35 815626	35,814	36
FNMA ARM 4.76 1/35 815321	103,413	103
FNMA ARM 4.763 6/3 735689	134,133	135
FNMA ARM 4.78 10/3 745030	86,777	86
FNMA ARM 4.79 1/35 809271	75,446	75
FNMA ARM 4.790 1/3 815323	53,641	53
FNMA ARM 4.796 8/3 825485	51,446	51
FNMA ARM 4.80 2/35 816593	55,758	56
FNMA ARM 4.80 3/35 809925	70,388	70
FNMA ARM 4.80 3/35 810061	60,058	60
FNMA ARM 4.801 2/3 695019	16,010	16
FNMA ARM 4.82 8/34 793420	80,031	80
FNMA ARM 4.82 9/34 794465	42,590	42

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.825 12/ 800297	34,450	34
FNMA ARM 4.83 9/34 794244	46,145	46
FNMA ARM 4.832 8/3 725858	12,305	12
FNMA ARM 4.845 12/ 800335	11,240	11
FNMA ARM 4.85 11/3 799812	42,805	43
FNMA ARM 4.85 8/34 790089	57,190	57
FNMA ARM 4.858 10/ 745231	70,572	71
FNMA ARM 4.86 7/35 888382	206,712	206
FNMA ARM 4.862 9/3 725855	20,490	20
FNMA ARM 4.872 1/3 810896	316,313	315
FNMA ARM 4.876 7/3 785318	71,901	72
FNMA ARM 4.893 10/ 847787	34,528	35
FNMA ARM 4.898 10/ 745060	27,942	28
FNMA ARM 4.928 2/3 820356	175,485	175
FNMA ARM 4.934 3/3 819648	26,804	27
FNMA ARM 4.96 6/35 825388	97,316	97
FNMA ARM 4.96 8/34 796987	155,137	155
FNMA ARM 4.96 8/34 796988	53,547	53
FNMA ARM 4.99 11/3 745064	1,053,786	1,063
FNMA ARM 5.00 9/34 801341	235,599	235
FNMA ARM 5.01 11/3 745124	80,849	81
FNMA ARM 5.01 4/35 814954	38,771	39
FNMA ARM 5.019 9/3 790458	18,683	19
FNMA ARM 5.04 7/35 834931	211,794	212
FNMA ARM 5.05 7/34 801635	7,643	8
FNMA ARM 5.07 9/36 888398	411,091	412
FNMA ARM 5.10 5/35 827782	49,855	50
FNMA ARM 5.101 7/3 841837	67,490	68
FNMA ARM 5.12 1/34 725109	9,529	10
FNMA ARM 5.12 6/35 823810	38,402	38
FNMA ARM 5.15 9/35 843028	476,423	477
FNMA ARM 5.16 9/35 843021	314,992	316
FNMA ARM 5.180 5/3 827785	52,563	53
FNMA ARM 5.203 6/3 830605	60,293	61
FNMA ARM 5.208 5/3 827783	386,637	388
FNMA ARM 5.229 8/3 735030	20,669	21
FNMA ARM 5.23 12/3 846701	142,374	143
FNMA ARM 5.26 11/3 901494	63,486	64
FNMA ARM 5.32 1/36 850852	155,625	156
FNMA ARM 5.33 2/36 745391	63,710	64

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 5.344 7/3 834917	9,223	9
FNMA ARM 5.349 12/ 843013	20,940	21
FNMA ARM 5.38 2/36 865166	81,907	82
FNMA ARM 5.40 11/3 879153	86,534	87
FNMA ARM 5.409 2/3 865319	16,147	16
FNMA ARM 5.43 11/3 844168	25,955	26
FNMA ARM 5.45 5/36 745676	106,493	107
FNMA ARM 5.50 5/36 896475	97,898	99
FNMA ARM 5.51 4/36 745672	111,853	113
FNMA ARM 5.53 5/36 896468	36,210	36
FNMA ARM 5.541 11/ 745972	118,735	120
FNMA ARM 5.57 5/36 891228	255,540	258
FNMA ARM 5.79 3/36 881956	203,696	206
FNMA ARM 5.80 3/36 881670	53,468	54
FNMA ARM 5.8170 5/ 827781	95,762	96
FNMA ARM 5.839 1/3 879146	122,036	123
FNMA ARM 5.98 4/36 868793	113,386	115
FNMA ARM 6.07 9/36 893611	83,669	85
FNMA ARM 6.08 4/36 895834	35,943	36
FNMA ARM 6.21 4/36 891332	74,366	76
FNMA ARM 6.25 6/36 886983	17,701	18
FNMA ARM 6.60 9/36 898177	153,526	157
FNMA ARM 6.62 9/36 898178	140,290	143
FNMA ARM 6.62 9/36 898180	140,170	143
FNMA ARM 6.65 9/36 898179	150,036	153
FNR 03-123 AB 4 10/16	260,473	254
FNR 03-81 NY 4.5 9/16	515,000	508
FNR 04-91 AH 4.5% 5/29	149,322	146
FNR 06-49 CA 6% 2/31	297,508	300
FNR 2004-3 BA 4% 7/17	26,413	26
FNR 2004-7 J 4% 7/17	434,680	422
FNR 2006-64 PA 5.5% 2/30	302,867	305
FNR 2006-77 PD 6.5% 10/30	328,237	334
FNR 96-28 PK 6.5 7/25	120,000	124
FNR 96-40 J 6 12/08	138,127	138
FORDO 05-C A4 4.36 6/10	185,000	184
FORDO 06-C A4A 5.15% 2/12	400,000	402
FORDO 07-A A4A 5.47% 6/12	220,000	223
FORDO 07-A B 5.6% 10/12	60,000	61
FRNK 07-1 A4 5.03 2/15	185,000	185

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
GCCFC 03-C1 A2 3.285 7/35	615,000	600
GCCFC 04-GG1 A4 4.755 6/3	250,000	248
GCCFC 05-GG3 A2 CSTR 8/42	175,000	172
GCCFC 05-GG3 XP CSTR 8/42	6,529,838	143
GCCFC 05-GG5 CSTR 4/37	25,299,959	116
GCCFC 07-GG9 A1 5.233 03/39	104,619	105
GCCFC 2006-GG7 A1 5.7435 7/38	132,575	134
GE CAP 5.2% 2/01/11	1,085,000	1,098
GE CAP CP MTN 7.5 6/15/09	300,000	312
GECMC 04-C2 A2 4.119 3/40	140,000	137
GECMC 04-C3 A2 4.433 7/39	495,000	490
GECMC 07-C1 XP CSTR 12/49	6,690,000	77
GEMNT 07-1 B 4.95% 3/13	375,000	373
GEMNT 2007-3 A2 5.4% 6/13	1,000,000	1,017
GEMNT 2007-3 B 5.49% 6/13	405,000	407
GEN ELEC CAP GLB 4.25 9/10	710,000	700
GENWORTH GLB FDNG 5.2 10/10	100,000	100
GMACC 04-C2 A2 CSTR 8/38	110,000	109
GMACC 04-C3 X2 CSTR 12/41	1,399,810	25
GMACC 05-C1 A2 CSTR 5/43	175,000	172
GMACC 05-C1 X2 CSTR 5/43	1,804,477	35
GMACC 06-C1 XP CSTR 11/45	2,851,335	21
GMACC 2004-C3 A3 CSTR 12/41	305,000	300
GMACM 05-AR5 1A1 CSTR 9/35	75,812	76
GNII ARM 3.750 1/3 080817	99,696	100
GNR 02-35 C CSTR 10/23	10,577	11
GNR 02-37 C 5.878 6/24	139,900	141
GNR 02-9 B 5.881% 3/24	17,981	18
GOLDMAN SACHS 4.5 6/15/10	155,000	153
GOLDMAN SACHS 6.6 1/15/12	435,000	456
GPMH 01-1 IA 1ML+34 4/32	47,929	48
GSALT 07-1 A3 5.39% 12/11	505,000	510
GSR 05-AR2 2A1 CSTR 4/35	101,839	101
GSR 2006-AR2 4A1 CSTR 4/35	538,275	537
HANCOCK JOHN GLB 3.5 1/30	545,000	534
HAROT 05-4 A4 4.6 11/10	315,000	313
HART 05-A B 4.2 2/12	124,945	124
HART 06-1 B 5.29 11/12	20,000	20
HART 2007-A A3A 5.04 1/12	245,000	245
HAT 04-1 A4 3.93 7/11	100,996	100

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
HAT 07-1 A4 5.33 11/18/13	240,000	242
HAT 2006-2 A4 5.67% 6/13	220,000	223
HBOS PLC 5.625 7/20/09 144A	130,000	131
HBOS PLC MTN 3.75 9/08 144A	230,000	227
HMPT 99-HMTA B 7.3% 8/15	65,000	68
HSBC FINANCE CO 5.25 1/14	100,000	100
IMM 04-9 M2 1ML+65 1/35	22,568	21
IMM 04-9 M3 1ML+70 1/35	16,680	15
IMM 04-9 M4 1ML+105 1/35	8,831	8
ING SEC LIFE 4.25 1/ 144A	500,000	497
JP MORGAN CHASE 4.6 1/17/11	45,000	44
JPMCC 03-CB7 X2 CSTR 1/38	488,397	9
JPMCC 04-CB8 A2 3.837 1/39	340,000	328
JPMCC 04-CB9 A2 CSTR 6/41	100,000	100
JPMCC 04-CBX X2 CSTR 1/37	3,719,925	74
JPMCC 05-LDP2 A2 4.575 7/42	175,000	172
JPMCC 05-LDP4 A1 CSTR 10/42	79,230	79
JPMCC 05-LDP4 X2 CSTR 10/42	11,065,021	88
JPMCC 07-CB18 A1 CSTR 6/47	89,548	90
JPMCC 2001-C1 A2 5.464 10/35	158,874	159
JPMCC 2006-CB17 A3 5.45 12/43	195,000	195
JPMCC 2006-LDP9 A1 CSTR 5/47	159,617	159
JPMMT 05-A8 2A3 CSTR 11/35	50,000	49
JPMMT 06-A3 6A1 CSTR 8/34	146,109	143
JPMMT 2007-A1 5A1 CSTR 7/35	399,875	395
JPMRT 2006-A A4 5.14 12/14	225,000	227
LBART NT CL A-3 5.41 CL A 12/10	220,000	220
LBCMT 98-C4 A1B 6.21 10/35	294,876	296
LBCMT 99-C1 A2 6.78 6/31	319,657	325
LBUBS 00-C5 A2 6.51 12/26	535,000	555
LBUBS 01-C2 A2 6.653 11/27	85,000	89
LBUBS 03-C5 A2 3.478 7/27	665,000	657
LBUBS 03-C7 A3 CSTR 9/27	235,000	231
LBUBS 04-C2 A3 3.973 3/29	190,000	182
LBUBS 04-C4 A2 CSTR 6/29	240,000	238
LBUBS 04-C6 A2 4.187 8/29	170,000	168
LBUBS 04-C6 XCP CSTR 8/36	1,667,738	28
LBUBS 04-C8 XCP CSTR 12/39	905,939	18
LBUBS 05-C5 XCP CSTR 9/40	11,253,164	166
LBUBS 05-C7 XCP CSTR 11/40	7,945,699	66

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
LBUBS 06-C1A A1 5.018 2/31	113,008	113
LBUBS 06-C1A A2 5.084 2/31	1,000,000	997
LBUBS 07-C1 A1 CSTR 2/15/40	67,221	68
LBUBS 07-C1 XCP CSTR 2/40	1,410,000	36
LBUBS 07-C2 A1 5.226 2/40	56,940	57
LBUBS 07-C2 XCP CSTR 2/40	6,135,000	175
LBUBS 2006-C3 A1 5.478 3/39	92,243	93
LBUBS 2006-C6 A1 5.23 9/39	99,731	100
LBUBS 2006-C7 A1 5.279 11/39	45,596	46
LBUBS 206-C1A XCP CSTR 2/41	7,773,922	114
LLL 1997-LLI D 7.15 10/34	133,312	140
MALT 04-3 3A1 6 4/34	24,176	24
MARM 04-11 1A4 1ML+49 11/34	6,786	7
MARM 04-11 2A2 1ML+44 11/34	2,903	3
MBNAS 05-B4 B4 4.9% 3/11	345,000	345
MERRILL LYN MTN 4.125 1/10	70,000	69
MERRILL LYN MTN 4.125 9/10/09	290,000	284
MERRILL LYN MTN 4.831 10/08	215,000	214
MET LIFE GLBL 4.5 5/10 144A	700,000	693
MET LIFE GLBL 5.75 7/11 144M	500,000	513
MLCC 04-B A2 6ML+27 6/29	52,157	52
MLCFC 06-3 XP CSTR 7/46	3,868,607	127
MLCFC 07-6 A1 5.175 3/12/51	68,985	69
MLCFC 07-8 A1 4.622% 8/49	97,958	96
MLCFC 2006-4 XP CSTR 12/49	13,296,476	403
MLCFC 2007-5 A1 4.275 12/11	59,800	59
MLMT 04-BPC1 XP CSTR 9/41	3,260,450	83
MLMT 04-KEY2 A2 4.166 8/39	300,000	294
MLMT 04-MKB1 A2 4.353 2/42	915,000	905
MLMT 05-CIP1 A2 4.96 6/10	405,000	403
MLMT 05-GGP1 B 4.146 11/10	80,000	80
MLMT 05-GGP1 C 4.208 11/10	70,000	70
MLMT 05-GGP1 D 4.291 11/10	25,000	25
MLMT 05-MCP1 A2 4.556 6/43	275,000	271
MLMT 05-MCP1 XP CSTR 6/43	1,726,259	39
MLMT 05-MKB2 XP CSTR 9/42	842,525	8
MMLT 04-1 M1 1ML+50 7/34	44,840	43
MORGAN STANLEY 4% 1/15/10	120,000	117
MORGAN STANLEY 5.05 1/21/11	500,000	497
MSC 04-HQ3 A2 4.05 1/41	140,000	137

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
MSC 04-HQ4 X2 CSTR 4/40	1,419,490	21
MSC 05-HQ5 X2 CSTR 1/42	1,906,261	18
MSC 05-IQ9 X2 CSTR 7/56	1,729,586	59
MSC 05-TOP17 X2 CSTR 12/41	1,268,450	30
MSC 06-T21 A1 4.925 10/52	183,350	182
MSC 07-HQ12 A1 CSTR 4/49	123,851	125
MSC 07-IQ13 A1 5.05% 3/44	108,665	108
MSC 07-IQ14 A1 5.38 4/49	225,949	227
MSC 07-T25 A1 5.391 11/49	162,953	164
MSC 2006-HQ10 X2 CSTR 11/41	5,748,696	119
MSC 2006-HQ8 A1 5.124 3/44	46,850	47
MSC 2006-HQ9 A1 5.49 7/44	257,919	260
MSC 2006-T23 A1 5.682 8/41	76,649	78
MSC 2007-HQ11 A1 CSTR 2/44	114,436	114
MSC 98-HF2 A2 6.48 11/30	356,070	357
MSC 98-XL2 A2 6.17 10/34	139,433	141
MSC 99-WF1 A2 6.21 11/31	197,428	198
MSDWC 01-PPM A2 6.4 2/31	252,701	258
MSSTR 04-1 1A1 CSTR 8/17	91,353	93
MSTDW GLBL 6.75% 4/15/11	325,000	340
MVCOT 05-2 A 4.6% 10/27	94,395	94
MVCOT 06-2A A 5.417 10/28	99,111	97
MVCOT 06-2A B 5.467 10/28	15,486	15
NALT 2006-A A4 5.1% 7/12	525,000	528
NAROT 07-B A3 5.03% 5/11	200,000	201
NATIONWIDE BLD 4% 1/15/09	400,000	397
NATL AUSTL BK A 8.6 5/19/10	165,000	179
NAVOT 05-A A4 4.43 1/14	140,000	138
NCSLT 04-2 AIO 9.75 10/14	215,000	71
NCSLT 05-1 AIO 6.75% 12/09	100,000	14
NCSLT 05-3W AIO1 4.8 7/12	505,000	62
NCSLT 06-1 A-IO 5.5 4/11	370,000	59
NCSLT 06-4 AIO 6.35 02/12	495,000	119
NCSLT 2006-2 AIO 6% 8/11	85,000	17
NCSLT 2006-3 AIO 7.1 1/12	140,000	35
NCSLT 2007-1 AIO 7.27 4/12	595,000	169
NCSLT 2007-2 AIO 6.7 7/12	435,000	120
NEF 05-1 A5 4.74 10/45	205,000	205
NHEL 04-1 M1 1ML+45 6/34	50,000	46
NLFC 99-1 C 6.571 1/31	135,000	137

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
NORD 07-1A A 4.92 5/ 144A 5/13	615,000	615
NY LIFE GLBL MTN 3.875 1/09	555,000	551
ONYX 05-B A4 4.34% 5/12	115,000	114
P&G INTL SCA 5.3 7/6/09 144A	200,000	202
PACIFIC LIFE 3.75 1/09 144A	400,000	394
PERF 05-2 A2 5.03 3/14	740,000	744
PPSI 04-WCW1 M1 1ML+63 9/11	80,000	74
PPSI 04-WHQ2 A3E 1ML+42 2/35	22,294	22
PRINCIPL LIFE MTN 5.15 9/11	850,000	852
RAMP 03-SL1 A31 7.125 4/31	71,610	73
RAMP 04-SL2 A1I 6.5 10/16	16,193	16
SANTANDER 4.75 10/21 144A	600,000	600
SASC 04-GEL1 A 1ML+36 2/34	7,206	7
SBC COMM GLBL 6.25 3/15/11	835,000	864
SBM7 00-C1 A2 7.52 12/09	259,147	269
SBM7 00-C3 A2 6.592 12/33	235,000	243
SDART 07-3 A3 FGIC 5.42 8/12	150,000	151
SEMT 03-5 A2 6ML+33 9/33	38,739	39
SEMT 04-3 A 6ML+25 5/34	35,182	35
SRFC 2006-1A A1 5.84 5/18	118,461	119
STARW 99-C1A B 6.92 2/14	50,000	51
SVOVM 05-A A 5.25 2/21	92,354	93
TAROT 06-A A3 4.77% 1/11	128,345	128
TAROT 06-A A4 4.88% 4/13	190,000	189
TAROT 2006-B A3 5.41 8/11	160,000	161
TAROT 2006-B A4 5.52 11/1	300,000	304
TAROT 2006-C A3 5.26 11/1	340,000	341
TAROT 2006-C A4 5.31 5/13	152,490	154
TOWER 06-1 B 5.588% 2/36	95,000	95
US BANCORP MTN 5.3 4/28/09	455,000	458
USAOT 05-1 A4 4.13% 11/11	205,000	204
USTN 4.5% 11/30/11	30,740,000	31,213
USTN 4.625% 7/31/12	1,340,000	1,367
VWALT 2006-A A3 5.5% 9/09	400,000	402
WALOT 06-1 A-3 5.1 7/11	185,000	185
WALOT 06-2 B 5.29% 6/12	90,000	90
WALOT 07-1 B 5.38 7/20/12	295,000	297
WAMMS 03-MS9 2A1 7.5 12/33	22,041	23
WAMMS 04-RA2 2A 7% 7/33	25,332	26
WAMU 05-AR16 1A3 CSTR 12/35	195,000	192

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
WAOT 05-B A3 4.79% 4/10	176,863	177
WBCMT 03-C6 A2 4.498 8/35	230,000	228
WBCMT 03-C7 A1 4.241 10/35	476,489	468
WBCMT 03-C8 A3 4.445 11/35	300,000	295
WBCMT 04-C14 A2 4.368 8/41	230,000	227
WBCMT 04-C15 XP CSTR 10/41	4,738,950	120
WBCMT 05-C16 A2 4.38 10/41	255,482	252
WBCMT 05-C22 A1 4.98 12/44	143,510	143
WBCMT 06-C24 XP CSTR 3/45	5,802,738	34
WBCMT 06-C25 A2 5.684 5/43	500,000	506
WBCMT 07-C30 A1 5.031 12/43	102,414	102
WBCMT 2004-C15 A2 4.039 10/41	330,000	323
WBCMT 2006-C27 A1 5.405 7/45	171,813	172
WBCMT 2006-C27 A2 5.624 7/45	260,000	262
WBCMT 2006-C27 XP CSTR 7/45	6,065,645	89
WBCMT 2007-C30 XP CSTR 12	6,627,987	150
WBCMT 2007-C31 A1 5.14 4/47	68,590	68
WELLS FARGO 3.98 10/29/10	575,000	559
WELLS FARGO 4.2% 1/15/10	400,000	394
WESTO 04-4 A4 3.44% 5/12	305,000	301
WESTO 05-3 A4 4.39 5/13	205,000	204
WESTO 05-3 B 4.50 5/13	80,000	80
WFMBS 03-14 1A1 4.75 12/18	158,248	154
WFMBS 05-AR10 2A2 CSTR 6/35	234,077	230
WFMBS 05-AR12 2A6 CSTR 7/35	267,749	264
WFMBS 05-AR2 2A2 4.57 3/35	278,733	275
WFMBS 05-AR4 2A2 CSTR 4/35	515,885	508
WFMBS 06-AR8 2A6 CSTR 4/36	415,000	413
WFMBS 2006-AR13 A4 CSTR 9/36	165,000	165
WMLT 05-B 2A4 CSTR 10/35	40,000	40
WMMNT 2007-B1 B1 4.95 3/14	585,000	569
WOART 04-A A4 3.96% 7/11	202,647	201
WOART 07-B A3A 5.28 1/17/12	115,000	116

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Units	Current** Value
AIG Financial Products Co. Wrapper		83
Morgan Guaranty Wrapper		83
Rabobank Nederland Wrapper		83
State State Street Wrapper		82
TOTAL BLENDED INTEREST FUND		161,236
DEERE & COMPANY COMMON STOCK FUND*	1,321,014	147,163
FIDELITY INTERMEDIATE BOND COMMINGLED POOL*	480,939	5,548

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2007 (CONCLUDED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
MUTUAL FUNDS:		
Fidelity Institutional Money Market Fund*	20,751,594	20,752
Fidelilty Puritan Fund*	1,772,445	36,051
Fidelity Magellan Fund*	523,607	54,565
Fidelity Equity Income Fund*	290,549	17,898
Fidelity Growth Company Fund*	395,015	35,002
Fidelity OTC Portfolio Fund*	363,524	20,412
Fidelity Overseas Equity Fund*	370,830	21,653
Fidelity Asset Manager 50% Fund*	285,880	4,929
Fidelity Asset Manager 70% Fund*	406,986	7,399
Fidelity Diversified International Fund*	341,485	15,507
Fidelity Asset Manager 20% Fund*	208,091	2,695
Fidelity Small Cap Independent Fund*	504,077	12,506
Fidelity Asset Manager 85% Fund*	15,848	241
Fidelity Freedom Income Fund*	47,195	555
Fidelity Freedom 2000*	9,086	118
Fidelity Freedom 2010*	273,428	4,301
Fidelity Freedom 2020*	267,234	4,540
Fidelity Freedom 2030*	179,503	3,193
Fidelity Freedom 2040*	270,450	2,853
Fidelity Freedom 2005*	39,166	490
Fidelity Freedom 2015*	174,686	2,315
Fidelity Freedom 2025*	153,739	2,168
Fidelity Freedom 2035*	137,069	2,022
Spartan US Equity Index Advantage Fund*	909,293	49,911
Fidelity Freedom 2045*	32,010	392
Fidelity Freedom 2050*	19,274	237
Fidelity Select Money Market Fund*	16,688	17
Fidelity Cash Reserves*	2,416,307	2,416
Total Fidelity Mutual Funds		325,138
Fidelity BrokerageLink Accounts*		27,039
Loans to participants (at interest rates of 6% to 11% maturing from November 2007 through October 2017).*		8,584
		674,708
Adjustments from contract value to fair value for fully benefit-responsive investment contracts		(331)
Total Investments		$ 674,377

* Represents a party-in-interest to the Plan.

** Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Tax Deferred Savings Plan for Wage Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: ______________________
Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date: 27 February 2008

EXHIBIT 23

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statements No. 33-15949, 33-49740, 333-62669, and 333-140981 of Deere & Company and subsidiaries on Form S-8 of our report dated February 26, 2008, relating to the financial statements and supplemental schedule of the John Deere Tax Deferred Savings Plan for Wage Employees, appearing in this Annual Report on Form 11-K of John Deere Tax Deferred Savings Plan for Wage Employees for the year ended October 31, 2007.

Deloitte & Touche LLP

Chicago, Illinios
February 26, 2008

END